Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-150682
July 30, 2009
Teekay Offshore Partners L.P.
6,500,000 Common Units Representing Limited Partner Interests

Issuer:	Teekay Offshore Partners L.P. (Teekay Offshore or Partnership) (NYSE: TOO)

Offering:	6,500,000 common units representing limited partner interests; 975,000 common units to cover over-allotments, if any

Settlement and delivery date:	August 4, 2009

Public offering price:	$14.32 per unit

Proceeds to the Partnership, after underwriting discounts and commissions, before expenses:	$13.71 per unit; $89,115,000 total ($102,482,250 if the over-allotment option is exercised in full)

Use of proceeds:	The Partnership intends to use the net proceeds from the offering to repay a portion of its outstanding indebtedness under one of its revolving credit facilities. Affiliates of Citigroup Global Markets Inc. and DnB NOR Markets, Inc. are lenders under such revolving credit facility and will each receive more than 5% of the net proceeds of this offering.

Lead Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities LLC

Co-Managers:	Raymond James & Associates, Inc. DnB NOR Markets, Inc.
The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146 (Citigroup Global Markets Inc.). You may also access the preliminary prospectus by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1382298/000095012309026993/o56305e424b5.htm